UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. ___)

                            Trikon Technologies, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    896187101
                    -----------------------------------------
                                 (CUSIP Number)

                                 Judy K. Mencher
                           DDJ Capital Management, LLC
                           141 Linden Street, Suite 4
                               Wellesley, MA 02181
                                  781-283-8500
-------------------------------------------------------------------------------
(Name, address and telephone number of person authorized to receive notices and communications)

                                October 29, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 896187101    |                         |    Page 2 of 10 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  DDJ Capital Management, LLC                                     |
|         |  04-3300754                                                      |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |  OO                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Commonwealth of Massachusetts                                   |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   1,017,589                                         |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |                                                     |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   1,017,589                                         |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  1,017,589                                                       |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  6.31%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  OO                                                              |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 896187101    |                         |    Page 3 of 10 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  DDJ Capital III, LLC                                            |
|         |  04-3317544                                                      |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |  OO                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Delaware                                                        |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   1,017,589                                         |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |                                                     |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   1,017,589                                         |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  1,017,589                                                       |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  6.31%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  OO                                                              |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 896187101    |                         |    Page 4 of 10 Pages    |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |  B III Capital Partners, L.P.                                    |
|         |  04-3341099                                                      |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]|
|         |                                                           (b) [ ]|
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |  WC                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  Delaware                                                        |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   1,017,589                                         |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |                                                     |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   1,017,589                                         |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |                                                     |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  1,017,589                                                       |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  6.31%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  PN                                                              |
|----------------------------------------------------------------------------|
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 896187101                                          PAGE 5 OF 10 PAGES


         ITEM 1.  SECURITY AND ISSUER:

         This Schedule 13D is filed with the Securities and Exchange Commission by DDJ Capital Management, LLC, a Massachusetts limited liability company, and certain affiliates.

         This statement relates to Common Stock, no par value per share (the "Shares") of Trikon Technologies, Inc., a California corporation (the "Company"). The principal executive offices of the Company are located at 9255 Deering Avenue, Chatsworth, California 91311.


         ITEM 2.  IDENTITY AND BACKGROUND:

         This statement is being filed jointly by DDJ Capital Management, LLC ("DDJ"), a Massachusetts limited liability company, DDJ Capital III, LLC, a Delaware limited liability company ("DDJ III") and B III Capital Partners, L.P., a Delaware limited partnership ("Fund"). Each of DDJ III and the Fund shall be collectively referred to as the "DDJ Affiliates". DDJ III is the general partner of, and DDJ is the investment manager for, the Fund.

         The Shares described herein are owned by the Fund (assuming conversion of the Notes as described in Item 3). The principal office of each of DDJ and the DDJ Affiliates are located at 141 Linden Street, Suite 4, Wellesley, Massachusetts 02181.

         The name, residence, or business address, principal occupation or employment and citizenship of each of the executive officers of DDJ and each of the DDJ Affiliates are set forth on Schedule A hereto.

         Within the past five years, none of DDJ or the DDJ Affiliates named in this Item 2 or persons listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

                                  SCHEDULE 13D

CUSIP NO. 896187101                                          PAGE 6 OF 10 PAGES


         ITEM 3.  SOURCES AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         The Fund purchased an aggregate principal amount of $15,910,000 of the Company's 7 1/8% Convertible Subordinated Notes due 2001 (the "Notes") for cash in the amount of approximately $8,663,025, including brokerage commissions. The Notes have a conversion ratio of 63.9591 per $1,000; accordingly, the Fund may be deemed the beneficial owner of 1,017,589 Shares of Common Stock of the Company.

         The attached Schedule B set forth (Notes and/or) Shares purchased and/or sold by the Fund since August 29, 1997.


         ITEM 4.  PURPOSE OF TRANSACTION:

         The Notes and/or Shares were purchased in pursuit of specified investment objectives established by the investors in the Fund. DDJ and the DDJ Affiliates may continue to have the Fund purchase Notes and/or Shares subject to a number of factors, including, among others, the availability of Notes and/or Shares for sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fund.

         DDJ and the DDJ Affiliates intend to review continuously the equity position of the Fund in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, DDJ and the DDJ Affiliates may determine to cease making additional purchases of Shares and/or Notes or to increase or decrease the equity interest in the Company by acquiring additional Shares and/or Notes, or by disposing of all or a portion of the Shares and/or Notes.

         None of DDJ or the DDJ Affiliates has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer or a material amount of assets of or involving the Company or any of its subsidiaries, (ii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure,
(iii) any change in the Company's charter or bylaws, (iv) the Company's Shares becoming eligible for termination of their registration pursuant to Section 12(g)(4) of the 1934 Act, or (v) any similar action.

                                  SCHEDULE 13D

CUSIP NO. 896187101                                          PAGE 7 OF 10 PAGES


         ITEM 5.  INTEREST IN SECURITIES OF ISSUER:

         (a) The Fund beneficially owns, and DDJ III and DDJ beneficially own as general partner and investment manager, respectively, of the Fund 1,017,589 Shares (assuming conversion of all of its Notes, see Item 3), or approximately 6.31% of the outstanding Shares of the Company. Neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A, beneficially own any other Shares.

         (b) Each of the aforementioned entities has sole power to vote and to dispose of the Shares so indicated.

         (c) Except as set forth in Item 3, neither DDJ nor any of the DDJ Affiliates, and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have effected any transaction in the Shares during the past sixty days.


         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than as described in this Schedule 13D, neither DDJ nor any of the DDJ Affiliates and, to the best knowledge of DDJ and the DDJ Affiliates, none of the persons named in Schedule A hereto have any contract, arrangement, understanding or relationship with any person with respect to any securities of the Company, including respecting voting or transfer of Company securities or joint venture, finder's fee or the like.

         The Fund may from time to time own debt securities issued by the Company, and may from time to time purchase and/or sell such debt securities.


         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

         Not Applicable.

                                  SCHEDULE 13D

CUSIP NO. 896187101                                          PAGE 8 OF 10 PAGES


                                   SIGNATURE:
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DDJ CAPITAL MANAGEMENT, LLC


By: /s/ Judy K. Mencher
    ------------------------------
        Judy K. Mencher
        Member

                                  SCHEDULE 13D

CUSIP NO.  896187101                                         PAGE 9 OF 10 PAGES


                                   SCHEDULE A
                                   ----------

     The name and present principal occupation or employment of each executive officer and member of DDJ Capital Management, LLC and each director of the DDJ Affiliates are set forth below. The business address of each person and the address of the corporation or organization in which such employment is conducted is 141 Linden Street, Suite 4, Wellesley, MA 02181. Mr. Harmetz, Mr. Breazzano and Ms. Mencher are U.S. citizens.


NAME                                PRINCIPAL OCCUPATION OR EMPLOYMENT
----                                ----------------------------------

Daniel G. Harmetz                   Principal of DDJ Capital Management, LLC

David J. Breazzano                  Principal of DDJ Capital Management, LLC

Judy K. Mencher                     Principal of DDJ Capital Management, LLC

                                  SCHEDULE 13D

CUSIP NO.  896187101                                        PAGE 10 OF 10 PAGES


                                   SCHEDULE B
                                   ----------

Trikon Technologies, Inc.
-------------------------

     Set forth below is an itemization of all purchases and sales of Shares (assuming conversion of Notes purchased) since September 17, 1997. The transactions were made for cash in open market transactions.

                      TYPE:
                     PURCHASE                               AGGREGATE
       DATE          OR SALE           NOTES (1)              PRICE
     ========        =======           =========            =========

     10/14/97        PURCHASE          $4,200,000          $2,373,000.00
     10/14/97        PURCHASE          $2,000,000          $1,150,000.00
     10/15/97        PURCHASE            $750,000            $423,750.00
     10/17/97        PURCHASE          $1,000,000            $565,000.00
     10/20/97        PURCHASE            $750,000            $421,875.00
     10/23/97        PURCHASE            $500,000            $273,750.00
     10/27/97        PURCHASE            $500,000            $268,750.00
     10/27/97        PURCHASE            $500,000            $263,750.00
     10/28/97        PURCHASE          $2,210,000          $1,138,150.00
     10/29/97        PURCHASE          $1,000,000            $510,000.00
     11/06/97        PURCHASE            $500,000            $255,000.00
     11/14/97        PURCHASE          $2,000,000          $1,033,458.33

(1) The Notes are convertible into Shares.  See Items 3 and 5 above.